SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                               The Midland Company
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    597486109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 4 Pages

 CUSIP NO.       597486109                  13G      Page   2   of  4     Pages

--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          William T. Hayden

--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                               (b) [X]

--------- ----------------------------------------------------------------------
 3        SEC USE ONLY


--------- ----------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

--------- ----------------------------------------------------------------------
                              5      SOLE VOTING POWER

         NUMBER OF                    393,906
          SHARES
       BENEFICIALLY          ------- -------------------------------------------
         OWNED BY
           EACH               6      SHARED VOTING POWER
         REPORTING
        PERSON WITH                  272,904
                             ------- -------------------------------------------
                              7      SOLE DISPOSITIVE POWER

                                       393,906
                             ------- ------------------------------------------
                              8      SHARED DISPOSITIVE POWER

                                       390,010
-------- -----------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              783,916

--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              8.2%

--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

               IN

--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 3 of 4 Pages

    ITEM 1(a)     Name of Issuer:   The Midland Company

         1(b)     Address of Issuer's Principal Executive Office:

                  7000 Midland Boulevard
                  Amelia, Ohio, 45102-2607

         2(a)     Name of Persons Filing:   William T. Hayden

         2(b)     Address of Principal Business Office:

                  7000 Midland Boulevard
                  Amelia, Ohio, 45102-2607

         2(c)     Citizenship:      U.S.A.

         2(d)     Title of Class of Securities:      Common Stock, No Par Value

         2(e)     CUSIP No.:        597486109

         3.       If this Statement is Filed Pursuant to Rules 13d-1(b) or
                  13d-2(b), check whether the Person Filing is a:   N/A

         4.       Ownership:

                  (a)      See Item 9 of cover page.
                  (b)      See Item 11 of cover page.
                  (c)      See Items 5-8 of cover page.

                  Items 5, 7 and 9 include 339,018 shares held by Mr. Hayden as Trustee for the benefit of immediate family members, 8,988 shares held by Mr. Hayden's spouse and 15,000 shares that may be acquired through the exercise of options within 60 days. Items 6, 8 and 9 include 272,904 shares held by Mr. Hayden as Co-Trustee for various trusts. Items 8 and 9 include 117,106 shares over which Mr. Hayden shares investment power only.

         5.       Ownership of 5% or less of class:  N/A

         6.       Ownership of more than 5% on behalf of another person:    N/A

         7. Identification and classification of the subsidiary which acquired the security being reported by the parent holding company: N/A

         8.       Identification and classification of members of the group: N/A

                                                             Page 4 of 4 Pages

         9.       Notice of dissolution of group:    N/A

         10.      Certification:            N/A


         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   February 14, 2000                    /s/ William T. Hayden
                                            -----------------------------------
                                                 William T. Hayden